Exhibit 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 22, 2018, relating to the consolidated financial statements and financial statement schedule of South Carolina Electric & Gas Company and affiliates (the “Company”) (which report on the consolidated financial statements expresses an unqualified opinion and includes an emphasis of matter paragraph regarding legal, legislative, and regulatory matters that may result in material impacts to results and the liquidity of the Company as a result of the abandoned Nuclear Project), appearing in the Annual Report on Form 10-K of South Carolina Electric & Gas Company for the year ended December 31, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/Deloitte & Touche LLP
Charlotte, North Carolina
March 16, 2018